15045489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8- 66852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panattoni Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2485 Natomas Park Drive, Suite 450
(No. and Street)

Sacramento	CA	95833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzanne A. Mulvihill, Chief Compliance Officer 916-381-6171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/24/15

00 2/24/15

OATH OR AFFIRMATION

I, Suzanne A. Mulvihill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panattoni Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACY A. HARTY
COMM. # 2017751
NOTARY PUBLIC - CALIFORNIA
SACRAMENTO COUNTY
COMM. EXPIRES APRIL 5, 2017

Signature

Suzanne A. Mulvihill, CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Panattoni Securities, Inc.

We have audited the accompanying statement of financial condition of Panattoni Securities, Inc. (a California corporation) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Panattoni Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Panattoni Securities, Inc.'s financial statements. The supplemental information is the responsibility of Panattoni Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 9, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

PANATTONI SECURITIES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 19,849
Consulting services fees receivable - Parent	7,500
Prepaid expenses	6,838
TOTAL ASSETS	$ 34,187

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 829
TOTAL LIABILITIES	829

Stockholder's Equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	345,000
Accumulated deficit	(321,642)
Total Stockholder's Equity	33,358
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 34,187

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Income
Year Ended December 31, 2014

Revenue	
Consulting services fees - Parent	$ 90,000
TOTAL REVENUE	90,000
Expenses	
Compensation and related costs	38,663
Insurance	4,998
Office and administrative services - Parent	8,700
Professional fees	23,348
Other expenses	3,998
TOTAL EXPENSES	79,707
NET INCOME	$ 10,293

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	1,000	$ 10,000	$ 345,000	$ (331,935)	$ 23,065
Net income	-	-	-	10,293	10,293
Balances at December 31, 2014	1,000	$ 10,000	$ 345,000	$ (321,642)	$ 33,358

See notes to financial statements.

PANATTONI SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 10,293
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities	
Increase in consulting services fees receivable	(7,500)
Increase in prepaid expenses	(4,760)
Decrease in accounts payable	(3,330)
Net cash used in operating activities	(5,297)
Net decrease in cash	(5,297)
Cash at beginning of year	25,146
Cash at end of year	$ 19,849

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

PANATTONI SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Panattoni Securities, Inc., (Company), was incorporated in the state of California in July 2004. The Company is a wholly-owned subsidiary Panattoni Development Company, Inc. ("Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company was formed to assist its Parent in the private placement of real estate securities. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services. The Company's customers are primarily individuals located throughout the United States. Currently, the Company's only source of revenue is the Consulting Services Agreement with its Parent.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Consulting Services Fees

The Company records consulting services fees when earned under the Consulting Services Agreement with its Parent.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income tax..

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $19,020, which was $14,020 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.04 to 1.

Note 3 - Related Party Transactions/Concentration/Economic Dependency

The Company is under the control of and economically dependent on its Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous.

Under a Consulting Services Agreement (Consulting Agreement) amended in September 2010, the Company will provide its Parent with advice, recommendations, and consultation relative to certain securities-related transactions. The terms of the Consulting Agreement provide for an initial term of one year, renewed automatically for successive one-year terms. The fees due under the Consulting Agreement total $7,500 per month. Consulting services fees recorded for the year ended December 31, 2014 under the Consulting Agreement totaled $90,000, of which $7,500 was receivable at December 31, 2014. The Consulting Agreement was not consummated on terms equivalent to arms length transactions.

Note 3 - Related Party Transactions/Concentration/Economic Dependency (continued)

The Parent and the Company have entered into an Office and Administrative Services Agreement (Services Agreement) amended in September 2013 requiring the Parent to provide Administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services and pay the other administrative and overhead expenses of the Company. The Services Agreement requires the Company to pay an incremental allocation services fee of $725 per month as base compensation for the incremental overhead expenses incurred by the Parent pursuant to the Service Agreement. The Parent may adjust the incremental allocation services fee upon written notice to the Company. Fees under this Service Agreement totaled $8,700 for 2014. The Services Agreement was not consummated on terms equivalent to arms length transactions.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by its Parent. All of the Company's business is obtained through referrals from Parent. Thus, the Company's brokerage fees and commissions revenue is dependent on continued referrals and real estate projects from its Parent. There were no brokerage fees or commission revenue earned during 2014. Additionally, the only significant source of revenue other than brokerage fees and commissions is consulting service fees provided under the terms of the Consulting Agreement with the Parent.

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 9, 2015, the date which the financial statements were available to be issued.

Schedule I

PANATTONI SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 33,358
Deductions and/or charges	
Non-allowable assets:	
Consulting services fees receivable - Parent	7,500
Prepaid expenses	6,838
Net Capital	$ 19,020
Aggregate indebtedness	
Accounts payable	$ 829
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 14,020
Ratio of aggregate indebtedness to net capital	0.04 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Panattoni Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Panattoni Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Panattoni Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Panattoni Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Panattoni Securities, Inc. stated that Panattoni Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Panattoni Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Panattoni Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 9, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 858-5150 Fax (214) 858-0222 phil@pvgeorge.com

Panattoni Securities, Inc.
A California Corporation
Member FINRA

Panattoni Securities, Inc. Assertions

Panattoni Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Panattoni Securities, Inc.

I, Suzanne A. Mulvihill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Suzanne A. Mulvihill, CCO

February 3, 2015

*Private placements in real estate securities are brokered by Panattoni Securities, Inc., member FINRA. Panattoni Securities, Inc. and Panattoni Development Company, Inc. are related entities by virtue of common indirect ownership.

2485 Natomas Park Drive, Suite 450, Sacramento, CA 95833 / Phone (916) 383-8004 / Fax (916) 383-8014